Exhibit 99.2

ATTUNITY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2016

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward‑looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to:

•	risks and uncertainties relating to our history of operating losses and ability to achieve profitability;

•	our reliance on strategic relationships with our distributors, original equipment manufacturer (“OEMs”), value-added resellers ("VARs") and "go-to-market" and other business partners, and on our other significant customers;

•	our ability to manage our growth effectively;

•	risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges;

•	our ability to expand our business into the SAP market and the success of our Gold Client offering;

•	timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility;

•	risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods;

•	changes in the competitive landscape, including new competitors or the impact of competitive pricing and products;

•	a shift in demand for products such as Attunity's products;

•	the impact on revenue of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and

•	other factors and risks on which Attunity may have little or no control.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission ("SEC"), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Attunity”, the “Company”, “we”, “us” or “our” are to Attunity Ltd and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

•	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;

•	“BI” means business intelligence;

•	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;

•	“CDC” means change data capture, a process that captures and replicate only the changes made to enterprise data sources rather the entire data sources;

•	“dollars” or “$” mean United States dollars;

•	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;

•	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;

•	“NIS” or “shekel” mean New Israeli Shekels; and

•	“RepliWeb” means RepliWeb Inc., a Delaware corporation we acquired in September 2011.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2016 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2015 filed with the SEC as part of our Annual Report on form 20-F for the year ended December 31, 2015.

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions include data replication and distribution (Attunity Replicate, change data capture (CDC) and Attunity Gold Client Solutions), test data management (Attunity Gold Client Solutions), data connectivity (Attunity Connect), enterprise file replication (Attunity RepliWeb), managed-file-transfer (Attunity MFT), data warehouse automation (Attunity Compose), data usage analytics (Attunity Visibility) and cloud data delivery (Attunity CloudBeam).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution, and cloud initiatives.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of moving and managing data to, from, and between today’s information systems and enable the use of enterprise information where and when needed. Our software includes products for real-time data integration (including data and file replication); data warehouse automation, data usage analytics, test data management, and MFT (a process that allows organizations to secure and automate business-to-business information exchanges over standard internet connections).

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

Financial Highlights

•	Total revenues in the first six months of 2016 increased by 15% to $26.0 million from $22.6 million in the first six months of 2015. Total revenues were composed of (1) license revenues, which increased by 10% to $13.5 million in the first six months of 2016 from $12.4 million in the same period last year, and (2) maintenance, support and services revenues, which increased by 21% to $12.4 million in the first six months of 2016 from $10.2 million in the same period last year.

•	Operating loss in the first six months of 2016 was $7.5 million, compared with $1.4 million for the same period in 2015. Operating loss for the first six months of 2016 included an impairment charge of acquisition-related intangible assets in the amount of approximately $2.1 million (none for the same period last year), and equity-based compensation expenses totaling approximately $1.9 million (compared with $1.0 million for the same period last year), as well as $2.1 million in amortization and expenses related to acquisitions (compared with $2.3 million in similar expenses in the same period last year).

•	Net loss in the first six months of 2016 was $6.4 million, or ($0.39) per diluted share, compared with a net loss of $2.1 million, or ($0.13) per diluted share, in the same period last year.

•	Cash and cash equivalents were approximately $8.9 million as of June 30, 2016, compared with $12.5 million as of December 31, 2015.

•	Shareholders' equity decreased to $34.5 million as of June 30, 2016, compared with $38.3 million as of December 31, 2015.

Recent Major Developments

 Below is a summary of the most significant developments in our Company and business since January 1, 2016:

•	On July 19, 2016 we announced that a global corporation (the "Global Customer") has chosen Attunity Replicate for Hadoop as a strategic technology to enable large-scale data ingest for the Global Customer’s corporate data lake and for customer analytics projects.

•	On June 8, 2016, we announced that our Board of Directors has adopted a shareholder bonus rights plan, intended to ensure that all of Attunity's shareholders are treated fairly and equitably in the event of an unsolicited takeover attempt and to encourage any potential acquirer to negotiate with our Board of Directors.

Critical Accounting Estimates and Assumptions

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report on Form 20-F for the year ended December 31, 2015.

Results of Operations

 The following discussion of our unaudited results of operations for the six months periods ended June 30, 2016 and 2015, included in the following table, which presents selected financial information data (in U.S. dollars in thousands) as a percentage of total revenues as well as the percentage change between such periods, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes, accompanying this report.

	Six Month Periods Ended June 30,				Percent
	2016		2015		Change
	UNAUDITED		UNAUDITED
Revenues:
Software licenses	$13,539	52%	$12,360	55%	10%
Maintenance and services	12,433	48%	10,248	45%	21%
Total Revenues	25,972	100%	22,608	100%	15%

Cost of software licenses	1,267	5%	1,127	5%	12%
Cost of maintenance and services	3,112	12%	2,116	9%	47%
Research and development	6,792	26%	4,893	22%	39%
Selling and marketing	17,847	69%	13,285	59%	34%
General and administrative	2,308	9%	2,636	12%	(12)%
Impairment of acquisition-related intangible assets	2,132	8%	--	--	--
Total operating expenses	33,458	129%	24,057	106%	39%

Operating loss	(7,486)	(29)%	(1,449)	(6)%	417%
Financial expenses (income), net	(80)	--	235	1%	(134)%
Loss before taxes on income	(7,406)	(29)%	(1,684)	(7)%	340%
Taxes on income (benefit)	(957)	(4)%	441	2%	(317)%
Net loss	$(6,449)	(25)%	$(2,125)	(9)%	203%

Six Months Ended June 30, 2016 Compared with Six Months Ended June 30, 2015

Revenues. Our revenues are derived primarily from software licenses, maintenance and services. The following table provides a breakdown of our revenues by type of revenues (in U.S. dollars in thousands) and as a percentage out of total revenues for the periods indicated, as well as the percentage change between such periods:

	Six Month Periods Ended June 30,				Percent
	2016		2015		Change
Software licenses	$13,539	52%	$12,360	55%	10%
Maintenance and services	12,433	48%	10,248	45%	21%
Total	25,972	100%	$22,608	100%	15%

Total revenues in the first six months of 2016 increased to $26.0 million, a 15% increase compared with the same period in 2015. Total revenues were composed of:

•	License revenues, which increased by 10% to $13.5 million in the first six months of 2016, compared with the same period in 2015. This increase is mainly due to an increase in the average deal size and in the number of key transactions (including the sale to the Global Customer), which we attribute to increased productivity of our expanded sales team; and

•	Maintenance, support and services revenues, which increased by 21% to $12.4 million in the first six months of 2016, compared with the same period in 2015. This increase is primarily due to (1) an increase in license revenues that contributed to higher maintenance revenues, (2) an increase in services revenues that was driven by large scale transactions that require professional services, and (3) the contribution of Appfluent to our maintenance, support and services revenues.

Cost of Revenues.  Cost of software license revenues consists of amortization of acquired core technology. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead. The following table sets forth a breakdown of our cost of revenues between software licenses and maintenance and services (in U.S. dollars in thousands) as well as the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2016	2015	Change
Cost of software licenses	$1,267	$1,127	12%
Cost of maintenance and services	3,112	2,116	47%
Total	$4,379	$3,243	35%

Our total cost of revenues increased by 35% to $4.4 million in the first six months of 2016 from $3.2 million in the first six months of 2015. This is mainly due to (1) approximately $0.8 million of additional expenses associated with the increase in headcount of our support and professional services personnel and (2) an increase in amortization of acquired intangible assets of approximately $0.1 million. The headcount of customer support personnel, including professional services personnel, increased from 28 on June 30, 2015 to 36 on June 30, 2016.

Operating Expenses. The following table sets forth a breakdown of our operating expenses, excluding cost of revenues (in U.S. dollars in thousands) and the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2016	2015	Change
Research and development	$6,792	$4,893	39%
Selling and marketing	17,847	13,285	34%
General and administrative	2,308	2,636	(12)%
Impairment of acquisition-related intangible assets	2,132	-	N/A
Total	$29,079	$20,814	40%

 Research and Development.  Research and development (“R&D”) expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Our total R&D costs increased by 39% to $6.8 million in the first six months of 2016 from $4.9 million in the first six months of 2015. This is primarily because of (1) the increase in our R&D personnel, including Appfluent employees, which translated into additional employee-related costs of approximately $1.0 million, compared with the same period in 2015, (2) an approximately $0.3 million increase in equity-based compensation, and (3) an increase of approximately $0.2 million due to salary updates. The headcount of R&D personnel increased from 73 on June 30, 2015 to 84 on June 30, 2016.

 Selling and Marketing.  Selling and marketing expenses consist primarily of costs related to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs. Selling and marketing expenses increased to $17.8 million in the first six months of 2016, a 34% increase compared with the same period in 2015. This increase is primarily due to (1) the expansion of our sales and marketing teams and related expenses of approximately $2.7 million, consistent with our strategy to increase our global footprint, (2) increased sales commission expenses (due to higher revenues) of approximately $0.6 million, (3) an approximately $0.4 million increase in equity-based compensation, (4) additional investment in marketing activities of approximately $0.4 million, consistent with our expansion strategy, and (5) an increase of $0.3 million in travel and rent expenses, to support such expansion. Our sales and marketing teams’ headcount increased from 89 employees as of June 30, 2015 to 110 employees as of June 30, 2016.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, and legal, audit, and other administrative costs. General and administrative expenses were $2.3 million in the first six months of 2016, a 12% decrease compared with the same period in 2015. This decrease is primarily due to acquisition expenses of approximately $0.6 million related to the Appfluent acquisition in March 2015, partially offset by an approximately $0.2 million increase in equity-based compensation.

Impairment of acquisition-related intangible assets. In the second quarter of 2016, we recorded a $2.1 million impairment charge on acquisition-related intangible assets. This impairment was based upon forecasted discounted cash flows which considered delayed sales trends with longer than expected sales cycles of Attunity Visibility, which we believe is primarily due to the innovative nature of this solution.

Operating Loss. Based on the foregoing, we recorded an operating loss of approximately $7.5 million in the first six months of 2016 compared with $1.4 million in the first six months of 2015.

Financial Income/Expenses, Net. Financial income, net amounted to $80,000 in the first six months of 2016, compared with financial expenses, net of $0.2 million in the first six months of 2015. This is primarily because of (1) a decrease in financial expenses by approximately $0.1 million due to a revaluation of a liability presented at fair value, and (2) a decrease in foreign exchange losses of $0.1 million.

Taxes on Income. Income tax benefit in the first six months of 2016 was $1.0 million, compared with taxes on income of $0.4 million in the first six months of 2015. This is mainly as a result of a tax benefit recorded due to reduction of a deferred tax liability on intangible assets in the amount of $0.8 million, mainly due to the $2.1 million impairment charge we recorded in the second quarter of 2016.

 Net Loss in the first six months of 2016 was $6.4 million, or ($0.39) per diluted share, compared with $2.1 million or ($0.13) per diluted share, in the same period last year.

Liquidity and Capital Resources

 In the past several years, we financed our operations through cash generated by operations, short-term loans and, until mid 2012, also long-term borrowings. In November 2013, we also raised net proceeds of approximately $18.0 million in a public offering of our ordinary shares and, as described below, in July 2015 we also secured a short-term line of credit.

 Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in U.S. dollars and NIS.

Principal Financing Activities

 In the past two years, we have engaged in several financing activities designed to improve our cash position, as follows:

 Credit Line. In July 2015, we secured a short-term line of credit of approximately $5.0 million from an Israeli bank, which line of credit was extended in August 2016 for an additional one-year period ending in July 2017. Draws, if any, under the credit line will bear interest of the monthly LIBOR plus 3.25%. As of June 30, 2016, approximately $430,000 of the line of credit is used by the bank mainly as collateral to secure the Company's obligations under an office lease agreement. To secure the credit line, we agreed, among other things, to grant the bank a first priority floating charge on all of our assets. We refer to the agreements relating to such charges as the “Security Agreements”. The Security Agreements contain various restrictive covenants, including limitations on our ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase our shares, and subject to specified exceptions, a negative pledge on the assets of some of our subsidiaries.

Working Capital and Cash Flows

As of June 30, 2016 we had cash and cash equivalents of approximately $8.9 million compared with $12.5 million in cash and cash equivalents as of December 31, 2015. The decrease is mainly attributable to (1) net cash used in operating activities of $2.1 million, and (2) an earn-out payment of $1.2 million we made to Hayes’ former shareholders.

As of June 30, 2016, we had a deficit in working capital of $1.8 million, compared with a working capital of $0.2 million as of December 31, 2015. The decrease in working capital was mainly due to (1) a decrease of $3.6 million in cash and cash equivalents, and (2) an increase in deferred revenues of $1.4 million. This was partially offset by an increase of $2.4 million in trade receivables.

The following table presents the components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (U.S. dollars in thousands):

	Six Month Period Ended June 30,
	2016	2015
Net cash provided by (used in) operating activities	$(2,084)	$3,860
Net cash used in investing activities	(340)	(10,683)
Net cash used in financing activities	(1,128)	(1,298)

In the past three years, we used a significant portion of our cash for acquisitions. In 2015, 2014 and 2013, we paid a total of approximately $12.5 million, $0.7 million and $4.2 million, respectively, as cash consideration (including contingent consideration paid during these years, but excluding consideration payable in ordinary shares) for this purpose (namely, the acquisitions of Appfluent, BIReady and Hayes).

Net cash used in operating activities was $2.1 million in the first six months of 2016, compared with net cash provided by operating activities of $3.9 million in the first six months of 2015. The change is mainly due to (1) a $4.3 million increase in net loss, and (2) a $4.1 million increase in trade receivables, partially offset by (1) the non-cash impairment charge of $2.1 million and (2) a $1.3 million increase in other adjustments for non-cash expenses.

Net cash used in investing activities was $0.3 million in the first six months of 2016, compared with $10.7 million in the same period in 2015. The decrease is mainly attributable to the acquisition of Appfluent that occurred during the first quarter of 2015.

Net cash used in financing activities was $1.1 million in the first six months of 2016, compared with $1.3 million in the first six months of 2015. The decrease is mainly due to the partial earn-out payment to Hayes' former shareholders in the amount $1.2 million paid during the first six months of 2016, compared with of $2.1 million that was paid to them during the first six months of 2015. This was partially offset by a decrease of approximately $0.5 million in the proceeds from exercise of stock options.

Principal Capital Expenditure and Divestitures

Our capital expenditures remained at the same level with approximately $0.3 million in the six months ended June 30, 2016, compared with the same period in 2015, most of which were used for the purchase of computer equipment and software.

Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not effect any principal divestitures in the past three years.

Outlook

 Currently, our principal commitments consist of liability for the contingent payments due to (1) Hayes former shareholders in the amount of $0.8 million (presented in our consolidated financial statements at the same amount), which were paid in July 2016, and (2) BIReady in the amount of up to EUR 0.3 million (approximately $0.3 million, presented in our consolidated financial statements at approximately the same amount), which, if earned, is generally payable in April 2017.